YOUNG INNOVATIONS, INC.

May 5, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3030
Washington, D.C. 20549

Attention:  Mr. Tim Buchmiller

RE:          Young Innovations, Inc.

Annual Report on Form 10-K for the fiscal year ended December 31, 2009

Filed March 16, 2010

File No. 0-23213

Ladies and Gentlemen:

This letter is provided to you on behalf of Young Innovations, Inc. (“Young”) in respect to the written comments received from the Division of Corporation Finance dated April 26, 2010, with regard to the above referenced Form 10-K.  For your convenience and ease of use, we have set forth each of the Staff’s comments in italics, followed by Young’s responses in bold type.

Annual Report on Form 10-K for the fiscal year ended December 31, 2009

Sales and Marketing of Professional Products, page 6.

1.
We note the disclosure in the first paragraph of this section about Henry Schein and Patterson Companies.  In future filings, clarify whether you have written agreements with major distributors and, if applicable, disclose the material terms of the agreements.

The Company primarily sells its products to Henry Schein, Inc. and Patterson Companies, Inc. through purchase orders submitted by them from time to time (which is customary in the industry), and does not have written agreements with Henry Schein, Inc. or Patterson Companies, Inc. that obligates either of them to purchase any specified or minimum quantity of product from the Company.  In future filings, the Company will provide additional disclosure to that affect.

Difficulty in obtaining goods and services from our vendors and suppliers, page 12.

2.	We note the disclosure in the last sentence of this risk factor that you attempt to have multiple sources for key materials and supplies. In future filings, disclose the extent to which your products incorporate materials and supplies purchased from single sources and discuss their availability.  Also, clarify whether you have written agreements with any of the suppliers, and, if applicable, disclose the material terms of the agreements.

The Company sells hundreds of products.  Although the Company uses a single source of supply (typically with a supplier the Company has had a relationship with for many years) for certain products or components of certain products, the Company believes there are alternative sources of supply that can be accessed within a reasonable period of time.  In future filings, the Company will discuss the availability of alternative supply with respect to products that the Company single sources.  In future filings, the Company will also disclose the material terms any written agreement with the supplier that is required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Executive Compensation, page 48.

3.
We note the references to “market surveys” and “comparative statistics for companies in the dental industry” on page 11 of your “Compensation Discussion and Analysis” that you have incorporated by reference from your proxy statement.  Please include in future filings an analysis of where compensation of your named executive officers fell compared to the data.  If any of your named executive officers are compensated at levels that are materially different from the data, please also provide discussion and analysis as to why.  Also, identify the companies that you considered in the comparison.

The Compensation Committee has not commissioned any market surveys, but instead, solely in order to obtain a general understanding of current compensation practices by comparable companies, the Committee has periodically reviewed compensation paid to the top executives on Forbes’ America’s 200 Best Small Companies, as well as the compensation practices of certain companies in the dental industry.  The data the Company obtains from these reviews, however, has not been used as the basis, justification or framework for compensation decisions of the Company’s executive officers.  Accordingly in accordance with Question 118.05 of the Staff’s Regulation S-K Compliance and Disclosure Interpretations, because the Company does not benchmark against the information reviewed as described above, the Company does not believe it would be practical or meaningful for the Company to discuss how the compensation of our executive officer compares to all or any subset of such comparable companies.   If in the future the Company does engage in benchmarking as contemplated by Question 118.05, the Company will provide a listing of the companies against which the Company benchmarks and how the compensation decisions of its named executive officers compares to reported compensation of the executives of the other companies included in any such benchmarking.

4.
We note from your disclosure under “Base Salary” on page 12 that you refer to the individual’s responsibility and performance generally and other factors.  In future filings, describe specifically how the factors were used to make compensation decisions during the applicable periods.

In future filings, the Company will describe how the factors were used to make the compensation decisions during the applicable period.

5.
If you grant restricted shares to your named executive officers in the future, please include analysis and insight into how your Compensation Committee made its compensation determination with respect to each named executive officer.  For example, discuss and analyze how the Compensation Committee determined the actual number of restricted shares that were awarded to your named executive officers and, if applicable, why those awards varied among  your named executive officers.  We note your disclosure under “Long-Term Incentive Compensation” on page 14 that you refer to responsibilities and contributions to achieving “goals” and “increased shareholder value.”

In future filings, with respect to grants of restricted shares the Company will include analysis into how the Compensation Committee made its compensation determination, including determining the number of restricted shares and why those awards varied among the named executive officers.

6.
We note that you have not disclosed the specific “goals” and “increased shareholder value” to be achieved for your named executive officers to receive restricted shares.  Provide such disclosures in future filings, as applicable.  To the extent you believe disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 of Item 402(b) of Regulation S-K, provide us with a detailed explanation supporting your conclusion.  Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http:/www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  To the extent that it is appropriate to omit specific goals, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  In discussing how difficult or likely it will be to achieve the goals and increased shareholder value, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

In future filings the Company will disclose the “specific goals” and “increased shareholder value” that were required to be achieved for the named executive officers to receive restricted shares, unless such goals are not material to an understanding of the compensation of the Company’s named executive officers or, if material, the disclosure of such goals would result in competitive harm to the Company under the applicable Freedom of Information Act standards as set forth in Instruction 4 of Item 402, in which case the Company will conduct and contemporaneously memorialize such an analysis as contemplated by the Staff in Compliance and Disclosure Interpretation 118.04, and provide additional disclosure as required by Item 402 with respect to the degree of difficulty of any goals which the Company determines the disclosure of which would cause it competitive harm.

7.
If you grant retention bonuses to your named executive officers in the future, include analysis and insight into how your Compensation Committee made its compensation determination with respect to each named executive officer.  For example, discuss and analyze how the Compensation Committee determined the actual amount of the retention bonus that was awarded to your named executive officers and, if applicable, why those bonuses varied among your named executive officers.  We note your disclosure under “Retention Bonus” on page 14 does not appear to include such analysis and insight.

To the extent the Compensation Committee grants retention bonuses to the named executive officers in the future, the Company will include analysis and insight into how the Compensation Committee determined the amount of each such bonus.

8.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Based on the Company’s historical and current compensation policies, the Company believes that its relatively straightforward compensation programs are designed with the appropriate balance of risks and reward with respect to the Company’s overall business strategy and do not incent executives to undertake unnecessary or excessive risks.  Accordingly, as the Company does not believe that its company-wide compensation programs are reasonably likely to have a material adverse effect on the Company, the Company determined that no disclosure under SK 402(s) was required.  In reviewing this disclosure determination with the Company’s Chief Executive Officer and President and Chief Financial Officer, the following risk-limiting attributes of the Company’s compensation programs were noted:  (a) the base salary component does not encourage risk-taking because it is a fixed amount; (b) awards under the Company’s incentive plan vest over multiple years, aligning the interests of executive officers with the interests of long-term shareholders; (c) annual cash bonuses and awards under the Company’s incentive plan are based on a review of a variety of elements of performance, thereby diversifying the risks associated with any single element of performance; (d) the Compensation Committee’s ability and practice of considering non-financial and other qualitative factors in determining compensation awards; (e) performance measures tied to both short-term and long-term performance; (f) the relative balance among the three components of overall compensation for our senior executives, base salary, annual cash bonuses and incentive plan awards; (g) members of the Compensation Committee approve the final annual cash bonus and incentive compensation awards; and (h) executive officers and directors are subject to stock ownership guidelines that align the executives interests with those of shareholders.  If, in the future, a discussion of the risk mitigating features of the Company’s compensation programs is material to an understanding of the compensation of the Company’s named executive officers – which the Company does not believe was the case this year – this discussion will be included in the Company’s CD&A.

Exhibit Index, page 50

9.	Please file as exhibits material contracts as required by Item 601(b)(10) of Regulation S-K. For example, we note the disclosure on pages 6 and 12 about major distributors and suppliers, however, it does not appear that you have filed as exhibits any written agreements with your distributors and suppliers.

See responses to comments 1 and 2.  The Company will file as exhibits material contracts as required by Item 601(b)(10) of Regulation S-K.

10.
Please tell us where you filed as an exhibit your amended and restated employment agreement with Mr. Richmond mentioned in the first paragraph on page 29 of the definitive proxy statement that you have incorporated by reference into your Form 10-K.

Mr. Richmond’s Amended and Restated Employment Agreement is included in the Form 10-K, Exhibit 10.6(e), and was filed on Form 8-K on May 12, 2009.

Young acknowledges that:

•	Young is responsible for the adequacy and accuracy of the disclosures in this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Young may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me directly with any questions at (312) 644-4137.

Very truly yours,

/s/ Arthur L. Herbst, Jr.

Arthur L. Herbst, Jr.

President and Chief Financial Officer